Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Third Quarter 2023
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 3Q 2023	Actual Results YTD 2023	Guidance for 4Q 2023	Guidance for Full-Year 2023
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$32,858	$411,367	--	--
Net income/(loss) attributable to common stockholders	$31,637	$407,741	--	--
Income/(loss) per weighted average common share, diluted	$0.10	$1.24	$0.08 to $0.10	$1.32 to $1.34
Per Share Metrics				
FFO per common share and unit, diluted	$0.61	$1.83	$0.62 to $0.64	$2.45 to $2.47
FFO as Adjusted per common share and unit, diluted	$0.63	$1.84	$0.62 to $0.64	$2.46 to $2.48
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.55	$1.67	$0.56 to $0.58	$2.23 to $2.25
Dividend declared per share and unit	$0.42	$1.26	$0.42	$1.68 [2]
Same-Store Operating Metrics				
Revenue growth/(decline) (Cash basis)	5.0%	6.7%	--	5.40% to 5.90%
Revenue growth/(decline) (Straight-line basis)	5.3%	7.4%	--	5.75% to 6.25%
Expense growth	3.4%	5.2%	--	4.50% to 5.00%
NOI growth/(decline) (Cash basis)	5.7%	7.3%	--	6.00% to 6.50%
NOI growth/(decline) (Straight-line basis)	6.1%	8.4%	--	6.50% to 7.00%
Physical Occupancy	96.7%	96.6%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	52,291	156	90.7%
Stabilized, Non-Mature	1,033	4	1.4%
Acquired Communities	1,753	6	0.8%
Development	520	2	0.4%
Non-Residential / Other	N/A	N/A	1.7%
Joint Venture [3]	4,165	17	5.0%
Total completed homes	59,762	185	100%
Under Development	415	2	-
Total Quarter-end homes [3][4]	60,177	187	100%

Balance Sheet Metrics (adjusted for non-recurring items)	3Q 2023	3Q 2022
Consolidated Interest Coverage Ratio	5.3x	5.4x
Consolidated Fixed Charge Coverage Ratio	5.2x	5.3x
Consolidated Debt as a percentage of Total Assets	32.8%	33.7%
Consolidated Net Debt-to-EBITDAre	5.7x	6.0x



Central Square at Frisco, Dallas, TX

3Q 2023 Acquisitions



Villaggio, Dallas, TX

(1) See Attachment 15 for definitions, other terms and reconciliations.
(2) Annualized for 2023.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 6,988 homes that are part of the Developer Capital Program as described in Attachment 11(B).



Attachment 1

Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
REVENUES:				
Rental income [2]	$ 408,359	$ 390,023	$ 1,209,764	$ 1,113,952
Joint venture management and other fees	1,772	1,274	4,464	3,778
Total revenues	410,131	391,297	1,214,228	1,117,730
OPERATING EXPENSES:				
Property operating and maintenance	71,599	66,769	205,294	185,658
Real estate taxes and insurance	58,104	58,236	173,590	164,788
Property management	13,271	12,675	39,317	36,203
Other operating expenses	4,611	3,746	11,902	13,485
Real estate depreciation and amortization	167,551	166,781	505,776	497,987
General and administrative	15,159	15,840	49,091	47,333
Casualty-related charges/(recoveries), net	(1,928)	901	3,362	1,210
Other depreciation and amortization	3,692	3,430	11,022	9,521
Total operating expenses	332,059	328,378	999,354	956,185
Gain/(loss) on sale of real estate owned	-	-	325,885	-
Operating income	78,072	62,919	540,759	161,545
Income/(loss) from unconsolidated entities [2]	5,508	10,003	24,912	4,186
Interest expense	(44,664)	(39,905)	(133,519)	(112,653)
Interest income and other income/(expense), net	(3,069)	(7,495)	8,388	(6,934)
Income/(loss) before income taxes	35,847	25,522	440,540	46,144
Tax (provision)/benefit, net	(428)	(377)	(2,013)	(1,032)
Net Income/(loss)	35,419	25,145	438,527	45,112
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(2,554)	(1,533)	(27,137)	(2,684)
Net (income)/loss attributable to noncontrolling interests	(7)	(7)	(23)	(34)
Net income/(loss) attributable to UDR, Inc.	32,858	23,605	411,367	42,394
Distributions to preferred stockholders - Series E (Convertible)	(1,221)	(1,106)	(3,626)	(3,307)
Net income/(loss) attributable to common stockholders	$ 31,637	$ 22,499	$ 407,741	$ 39,087
Income/(loss) per weighted average common share - basic:	$0.10	$0.07	$1.24	$0.12
Income/(loss) per weighted average common share - diluted:	$0.10	$0.07	$1.24	$0.12
Common distributions declared per share	$0.42	$0.38	$1.26	$1.14
Weighted average number of common shares outstanding - basic	328,760	324,701	328,835	320,378
Weighted average number of common shares outstanding - diluted	329,201	325,686	329,283	321,629

(1) See Attachment 15 for definitions and other terms.
(2) As of September 30, 2023, UDR's residential accounts receivable balance, net of its reserve, was $9.2 million, including its share from unconsolidated joint ventures. The unreserved amount is based on probability of collection.



Attachment 2

Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Net income/(loss) attributable to common stockholders	$	31,637	$	22,499	$ 407,741	$	39,087
Real estate depreciation and amortization		167,551		166,781	505,776		497,987
Noncontrolling interests		2,561		1,540	27,160		2,718
Real estate depreciation and amortization on unconsolidated joint ventures		13,149		7,457	29,329		22,570
Net gain on the sale of depreciable real estate owned, net of tax		-		-	(324,770)		-
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	214,898	$	198,277	$ 645,236	$	562,362
Distributions to preferred stockholders - Series E (Convertible) [2]		1,221		1,106	3,626		3,307
FFO attributable to common stockholders and unitholders, diluted	$	216,119	$	199,383	$ 648,862	$	565,669
FFO per weighted average common share and unit, basic	$	0.61	$	0.57	$ 1.84	$	1.64
FFO per weighted average common share and unit, diluted	$	0.61	$	0.57	$ 1.83	$	1.63
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		351,271		346,175	350,534		341,892
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		354,620		350,078	353,890		346,061
Impact of adjustments to FFO:							
Variable upside participation on DCP, net	$	-	$	-	$ (204)	$	(10,622)
Legal and other		364		10	(894)		1,493
Realized (gain)/loss on real estate technology investments, net of tax		520		376	1,372		(7,748)
Unrealized (gain)/loss on real estate technology investments, net of tax		7,411		9,589	(1,551)		45,896
Casualty-related charges/(recoveries), net		(1,928)		901	3,362		1,210
Total impact of adjustments to FFO	$	6,367	$	10,876	$ 2,085	$	30,229
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	222,486	$	210,259	$ 650,947	$	595,898
FFO as Adjusted per weighted average common share and unit, diluted	$	0.63	$	0.60	$ 1.84	$	1.72
Recurring capital expenditures		(27,139)		(20,383)	(60,784)		(50,598)
AFFO attributable to common stockholders and unitholders, diluted	$	195,347	$	189,876	$ 590,163	$	545,300
AFFO per weighted average common share and unit, diluted	$	0.55	$	0.54	$ 1.67	$	1.58

(1) See Attachment 15 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and nine months ended September 30, 2023 and September 30, 2022. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		September 30, 2023		December 31, 2022
ASSETS				
Real estate owned:				
Real estate held for investment	$	15,779,481	$	15,365,928
Less: accumulated depreciation		(6,117,312)		(5,762,205)
Real estate held for investment, net		9,662,169		9,603,723
Real estate under development				
(net of accumulated depreciation of $0 and $296)		139,143		189,809
Real estate held for disposition				
(net of accumulated depreciation of $0 and $0)		-		14,039
Total real estate owned, net of accumulated depreciation		9,801,312		9,807,571
Cash and cash equivalents		1,624		1,193
Restricted cash		30,831		29,001
Notes receivable, net		209,297		54,707
Investment in and advances to unconsolidated joint ventures, net		963,927		754,446
Operating lease right-of-use assets		191,499		194,081
Other assets		221,572		197,471
Total assets	$	11,420,062	$	11,038,470
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,238,240	$	1,052,281
Unsecured debt		4,514,582		4,435,022
Operating lease liabilities		186,701		189,238
Real estate taxes payable		68,900		37,681
Accrued interest payable		27,071		46,671
Security deposits and prepaid rent		50,571		51,999
Distributions payable		149,615		134,213
Accounts payable, accrued expenses, and other liabilities		125,979		153,220
Total liabilities		6,361,659		6,100,325
Redeemable noncontrolling interests in the OP and DownREIT Partnership		907,269		839,850
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at September 30, 2023 and December 31, 2022:				
2,686,308 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,686,308 shares at December 31, 2022)		44,614		44,614
11,891,530 shares of Series F outstanding (12,100,514 shares at December 31, 2022)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at September 30, 2023 and December 31, 2022:				
328,904,161 shares issued and outstanding (328,993,088 shares at December 31, 2022)		3,289		3,290
Additional paid-in capital		7,487,515		7,493,423
Distributions in excess of net income		(3,392,855)		(3,451,587)
Accumulated other comprehensive income/(loss), net		8,360		8,344
Total stockholders' equity		4,150,924		4,098,085
Noncontrolling interests		210		210
Total equity		4,151,134		4,098,295
Total liabilities and equity	$	11,420,062	$	11,038,470

(1) See Attachment 15 for definitions and other terms.



Attachment 4(A)

Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2023	December 31, 2022
Common shares	328,904,161	328,993,088
Restricted unit and common stock equivalents	(109,291)	599,681
Operating and DownREIT Partnership units	24,541,210	21,123,826
Series E cumulative convertible preferred shares [2]	2,908,323	2,908,323
Total common shares, OP/DownREIT units, and common stock equivalents	356,244,403	353,624,918

Weighted Average Number of Shares Outstanding	3Q 2023	3Q 2022
Weighted average number of common shares and OP/DownREIT units outstanding - basic	351,271,063	346,175,497
Weighted average number of OP/DownREIT units outstanding	(22,510,842)	(21,474,486)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	328,760,221	324,701,011
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	354,619,703	350,078,343
Weighted average number of OP/DownREIT units outstanding	(22,510,842)	(21,474,486)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,908,323)	(2,918,020)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	329,200,538	325,685,837

	Year-to-Date 2023	Year-to-Date 2022
Weighted average number of common shares and OP/DownREIT units outstanding - basic	350,534,474	341,892,125
Weighted average number of OP/DownREIT units outstanding	(21,699,061)	(21,514,125)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	328,835,413	320,378,000
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	353,890,829	346,060,633
Weighted average number of OP/DownREIT units outstanding	(21,699,061)	(21,514,125)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,908,323)	(2,918,091)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	329,283,445	321,628,417

(1) See Attachment 15 for definitions and other terms.
(2) At September 30, 2023 and December 31, 2022 there were 2,686,308 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,908,323 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

Selected Financial Information
September 30, 2023
(Unaudited) [(1)]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [(2)]
Secured	Fixed	$ 1,214,110	21.1%	3.48%	4.9
	Floating	27,000	0.5%	4.42%	8.5
	Combined	1,241,110	21.6%	3.50%	5.0
Unsecured	Fixed	4,115,644 [(3)]	71.4%	3.06%	6.7
	Floating	406,700	7.0%	5.63%	0.1
	Combined	4,522,344	78.4%	3.29%	6.1
Total Debt	Fixed	5,329,754	92.5%	3.15%	6.3
	Floating	433,700	7.5%	5.56%	0.6
	Combined	5,763,454	100.0%	3.33%	5.9
	Total Non-Cash Adjustments [(4)]	(10,632)			
	Total per Balance Sheet	$ 5,752,822		3.37%	

Debt Maturities, In thousands

	Secured Debt [(5)]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [(2) (6) (7)]	Balance	% of Total	Weighted Average Interest Rate
2023	$ 359	$ -	$ 380,000	$ 380,359	6.6%	5.59%
2024	97,578	15,644	26,700	139,922	2.4%	4.42%
2025	178,568	-	-	178,568	3.1%	3.69%
2026	56,665	300,000	-	356,665	6.2%	2.96%
2027	6,931	650,000	-	656,931	11.4%	3.67%
2028	166,518	300,000	-	466,518	8.1%	3.72%
2029	315,802	300,000	-	615,802	10.7%	3.93%
2030	230,759	600,000	-	830,759	14.4%	3.34%
2031	160,930	600,000	-	760,930	13.2%	2.92%
2032	27,000	400,000	-	427,000	7.4%	2.25%
Thereafter	-	950,000	-	950,000	16.5%	2.35%
	1,241,110	4,115,644	406,700	5,763,454	100.0%	3.33%
Total Non-Cash Adjustments [(4)]	(2,870)	(7,762)	-	(10,632)		
Total per Balance Sheet	$ 1,238,240	$ 4,107,882	$ 406,700	$ 5,752,822		3.37%

(1) See Attachment 15 for definitions and other terms.

(2) The 2023 maturity reflects the $380.0 million of principal outstanding at an interest rate of 5.59%, the equivalent of SOFR plus a spread of 27 basis points, on the Company's unsecured commercial paper program as of September 30, 2023. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 6.1 years with extensions and 6.0 years without extensions.

(3) Includes the following amount of floating rate debt that has been fixed using interest rate swaps: $350.0 million at a weighted average all-in rate of 3.36% until January 2024, $262.5 million at a weighted average all-in rate of 2.68% from January 2024 until July 2024, and $175.0 million of floating rate debt at a weighted average all-in rate of 1.43% from July 2024 until July 2025.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.3 billion line of credit at September 30, 2023. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to adjusted SOFR plus 75.5 basis points.

(7) There was $26.7 million outstanding on our $75.0 million working capital credit facility at September 30, 2023. The facility has a maturity date of January 2024. The working capital credit facility currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.



Attachment 4(C)

Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended September 30, 2023
Net income/(loss)	$	35,419
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		44,664
Real estate depreciation and amortization		167,551
Other depreciation and amortization		3,692
Tax provision/(benefit), net		428
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		17,327
EBITDAre	$	269,081
Casualty-related charges/(recoveries), net		(1,928)
Legal and other costs		364
Unrealized (gain)/loss on real estate technology investments		8,292
Realized (gain)/loss on real estate technology investments		54
(Income)/loss from unconsolidated entities		(5,508)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(17,327)
Management fee expense on unconsolidated joint ventures		(744)
Consolidated EBITDAre - adjusted for non-recurring items	$	252,284
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	1,009,136
Interest expense, including debt extinguishment and other associated costs		44,664
Capitalized interest expense		2,629
Total interest	$	47,293
Preferred dividends	$	1,221
Total debt	$	5,752,822
Cash		(1,624)
Net debt	$	5,751,198
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**5.3x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**5.2x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**5.7x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.0% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	5.1x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.9%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	385.0%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	32.9% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.6x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	7.1%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	319.3%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	3Q 2023 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	46,321	$ 243,522	87.4%	$ 13,791,559	86.6%
Encumbered assets	9,276	35,134	12.6%	2,127,065	13.4%
	55,597	$ 278,656	100.0%	$ 15,918,624	100.0%

(1) See Attachment 15 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended September 30, 2023	Quarter Ended June 30, 2023	Quarter Ended March 31, 2023	Quarter Ended December 31, 2022	Quarter Ended September 30, 2022
Revenues						
Same-Store Communities	52,291	$ 385,551	$ 377,950	$ 373,561	$ 373,357	$ 367,346
Stabilized, Non-Mature Communities	1,033	6,690	6,452	6,126	5,409	3,354
Acquired Communities	1,753	3,752	-	-	-	-
Development Communities	520	3,198	1,958	829	290	5
Non-Residential / Other [2]	-	9,168	7,643	8,511	9,611	9,317
Total	55,597	$ 408,359	$ 394,003	$ 389,027	$ 388,667	$ 380,022
Expenses						
Same-Store Communities		$ 119,410	$ 114,907	$ 112,159	$ 111,606	$ 115,479
Stabilized, Non-Mature Communities		2,735	2,433	2,800	2,427	1,752
Acquired Communities		1,440	-	-	-	-
Development Communities		1,971	1,780	1,421	1,140	424
Non-Residential / Other [2]		4,147	4,649	3,888	3,614	4,649
Total [3]		$ 129,703	$ 123,769	$ 120,268	$ 118,787	$ 122,304
Net Operating Income						
Same-Store Communities		$ 266,141	263,043	261,402	261,751	251,867
Stabilized, Non-Mature Communities		3,955	4,019	3,326	2,982	1,602
Acquired Communities		2,312	-	-	-	-
Development Communities		1,227	178	(592)	(850)	(419)
Non-Residential / Other [2]		5,021	2,994	4,623	5,997	4,668
Total		$ 278,656	$ 270,234	$ 268,759	$ 269,880	$ 257,718
Operating Margin						
Same-Store Communities		69.0%	69.6%	70.0%	70.1%	68.6%
Weighted Average Physical Occupancy						
Same-Store Communities		96.7%	96.6%	96.5%	96.7%	96.7%
Stabilized, Non-Mature Communities		95.7%	95.5%	91.4%	82.3%	60.2%
Acquired Communities		94.7%	-	-	-	-
Development Communities		76.6%	47.8%	26.8%	18.6%	-
Other [4]		-	-	96.7%	97.3%	96.9%
Total		96.4%	96.1%	95.8%	96.1%	96.3%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ 9,095	$ 9,280	$ 9,745	$ 10,001
Expenses [3]		-	2,608	2,536	2,739	2,701
Net Operating Income/(Loss)		$ -	$ 6,487	$ 6,744	$ 7,006	$ 7,300
Total	55,597	$ 278,656	$ 276,721	$ 275,503	$ 276,886	$ 265,018

(1) See Attachment 15 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 3Q 2023 SS Operating Expenses	3Q 2023	3Q 2022	% Change
Personnel	13.9%	$ 16,550	$ 15,520	6.6%
Utilities	14.2%	16,921	15,762	7.4%
Repair and maintenance	20.7%	24,729	22,892	8.0%
Administrative and marketing	6.8%	8,077	7,808	3.4%
Controllable expenses	55.6%	66,277	61,982	6.9%
Real estate taxes	39.1%	$ 46,814	$ 46,583	0.5%
Insurance	5.3%	6,319	6,914	-8.6%
Same-Store operating expenses	100.0%	$ 119,410	$ 115,479	3.4%
Same-Store Homes		52,291		

Sequential Comparison	% of 3Q 2023 SS Operating Expenses	3Q 2023	2Q 2023	% Change
Personnel	13.9%	$ 16,550	$ 16,120	2.7%
Utilities	14.2%	16,921	15,994	5.8%
Repair and maintenance	20.7%	24,729	23,166	6.7%
Administrative and marketing	6.8%	8,077	7,645	5.7%
Controllable expenses	55.6%	66,277	62,925	5.3%
Real estate taxes	39.1%	$ 46,814	$ 45,838	2.1%
Insurance	5.3%	6,319	6,144	2.9%
Same-Store operating expenses	100.0%	$ 119,410	$ 114,907	3.9%
Same-Store Homes		52,291		

Year-to-Date Comparison	% of YTD 2023 SS Operating Expenses	YTD 2023	YTD 2022	% Change
Personnel [2]	13.4%	$ 45,858	$ 45,718	0.3%
Utilities	14.4%	49,563	44,128	12.3%
Repair and maintenance	19.9%	68,523	61,500	11.4%
Administrative and marketing	6.6%	22,752	21,365	6.5%
Controllable expenses	54.3%	186,696	172,711	8.1%
Real estate taxes	40.3%	$ 138,260	$ 134,029	3.2%
Insurance	5.4%	18,539	19,634	-5.6%
Same-Store operating expenses	100.0%	$ 343,495	$ 326,374	5.2%
Same-Store Homes		51,858		

(1) See Attachment 15 for definitions and other terms.
(2) Personnel for YTD 2023 includes a refundable payroll tax credit of $3.7 million related to the Employee Retention Credit program.



Attachment 7(A)

Apartment Home Breakout
Portfolio Overview as of Quarter Ended
September 30, 2023
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,305	-	4,305	701	5,006	$ 3,065
San Francisco, CA	2,780	356	3,136	602	3,738	3,610
Seattle, WA	2,702	-	2,702	284	2,986	2,820
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,324
Los Angeles, CA	1,225	-	1,225	340	1,565	3,316
	12,579	**356**	**12,935**	**1,927**	**14,862**	
Mid-Atlantic Region						
Metropolitan DC	9,033	300	9,333	360	9,693	2,351
Baltimore, MD	2,221	-	2,221	-	2,221	1,925
Richmond, VA	1,359	-	1,359	-	1,359	1,892
	12,613	**300**	**12,913**	**360**	**13,273**	
Northeast Region						
Boston, MA	4,667	-	4,667	614	5,281	3,107
New York, NY	2,318	-	2,318	710	3,028	4,843
	6,985	**-**	**6,985**	**1,324**	**8,309**	
Southeast Region						
Tampa, FL	3,877	-	3,877	-	3,877	2,134
Orlando, FL	3,493	-	3,493	-	3,493	1,942
Nashville, TN	2,260	-	2,260	-	2,260	1,781
	9,630	**-**	**9,630**	**-**	**9,630**	
Southwest Region						
Dallas, TX	5,813	1,550	7,363	-	7,363	1,791
Austin, TX	1,272	608	1,880	-	1,880	1,851
	7,085	**2,158**	**9,243**	**-**	**9,243**	
Other Markets [5]	**3,399**	**492**	**3,891**	**554**	**4,445**	2,622
Totals	**52,291**	**3,306**	**55,597**	**4,165**	**59,762**	$ **2,554**
Communities [6]	**156**	**12**	**168**	**17**	**185**	

	Homes	Communities
Total completed homes	**59,762**	**185**
Under Development [7]	415	2
Total Quarter-end homes and communities	**60,177**	**187**

(1) See Attachment 15 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (1,172 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

Non-Mature Home Summary and Net Operating Income by Market
September 30, 2023
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
HQ	Stabilized, Non-Mature	136	San Francisco, CA	2Q24
The George Apartments	Stabilized, Non-Mature	200	Philadelphia, PA	2Q24
Vitruvian West Phase 3	Stabilized, Non-Mature	405	Dallas, TX	2Q24
Cirrus	Stabilized, Non-Mature	292	Denver, CO	3Q24
Central Square at Frisco	Acquired	298	Dallas, TX	4Q24
Villaggio	Acquired	272	Dallas, TX	4Q24
Lofts at Palisades	Acquired	343	Dallas, TX	4Q24
Flats at Palisades	Acquired	232	Dallas, TX	4Q24
Estancia Villas	Acquired	312	Austin, TX	4Q24
Palo Verde	Acquired	296	Austin, TX	4Q24
5421 at Dublin Station	Development	220	San Francisco, CA	1Q25
The MO	Development	300	Washington, DC	2Q25
Total		**3,306**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	As a % of NOI Total	Region	As a % of NOI Same-Store	As a % of NOI Total
West Region			**Southeast Region**		
Orange County, CA	11.1%	11.0%	Tampa, FL	6.0%	5.5%
San Francisco, CA	7.5%	8.2%	Orlando, FL	5.0%	4.5%
Seattle, WA	6.1%	6.3%	Nashville, TN	3.2%	2.9%
Monterey Peninsula, CA	3.1%	2.8%		**14.2%**	**12.9%**
Los Angeles, CA	3.1%	3.3%	**Southwest Region**		
	30.9%	**31.6%**	Dallas, TX	7.3%	7.8%
Mid-Atlantic Region			Austin, TX	1.7%	1.8%
Metropolitan DC	15.9%	15.1%		**9.0%**	**9.6%**
Baltimore, MD	3.0%	2.7%			
Richmond, VA	2.1%	1.9%	**Other Markets** [3]	**6.7%**	**7.6%**
	21.0%	**19.7%**			
Northeast Region					
Boston, MA	11.3%	11.0%			
New York, NY	6.9%	7.6%			
	18.2%	**18.6%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 15 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2023
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 3Q 2023 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			3Q 23	3Q 22	Change	3Q 23	3Q 22	Change
West Region								
Orange County, CA	4,305	11.1%	96.8%	96.1%	0.7%	$ 3,065	$ 2,900	5.7%
San Francisco, CA	2,780	7.5%	96.3%	96.5%	-0.2%	3,557	3,437	3.5%
Seattle, WA	2,702	6.1%	97.3%	96.9%	0.4%	2,823	2,858	-1.2%
Monterey Peninsula, CA	1,567	3.1%	96.4%	96.3%	0.1%	2,324	2,183	6.5%
Los Angeles, CA	1,225	3.1%	95.9%	96.7%	-0.8%	3,159	3,048	3.6%
	12,579	**30.9%**	**96.7%**	**96.5%**	**0.2%**	**3,038**	**2,931**	**3.7%**
Mid-Atlantic Region								
Metropolitan DC	9,033	15.9%	97.2%	96.8%	0.4%	2,360	2,262	4.3%
Baltimore, MD	2,221	3.0%	95.6%	95.7%	-0.1%	1,925	1,830	5.2%
Richmond, VA	1,359	2.1%	97.0%	97.2%	-0.2%	1,892	1,806	4.8%
	12,613	**21.0%**	**96.9%**	**96.7%**	**0.2%**	**2,234**	**2,137**	**4.5%**
Northeast Region								
Boston, MA	4,667	11.3%	96.3%	96.6%	-0.3%	3,143	2,990	5.1%
New York, NY	2,318	6.9%	97.6%	97.7%	-0.1%	4,780	4,349	9.9%
	6,985	**18.2%**	**96.7%**	**97.0%**	**-0.3%**	**3,691**	**3,444**	**7.2%**
Southeast Region								
Tampa, FL	3,877	6.0%	96.6%	96.7%	-0.1%	2,134	2,032	5.0%
Orlando, FL	3,493	5.0%	96.0%	95.9%	0.1%	1,942	1,806	7.5%
Nashville, TN	2,260	3.2%	96.5%	97.0%	-0.5%	1,781	1,684	5.8%
	9,630	**14.2%**	**96.4%**	**96.5%**	**-0.1%**	**1,982**	**1,868**	**6.1%**
Southwest Region								
Dallas, TX	5,813	7.3%	96.9%	96.6%	0.3%	1,792	1,736	3.2%
Austin, TX	1,272	1.7%	96.1%	97.3%	-1.2%	1,942	1,886	3.0%
	7,085	**9.0%**	**96.8%**	**96.7%**	**0.1%**	**1,819**	**1,763**	**3.2%**
Other Markets	**3,399**	**6.7%**	**96.6%**	**96.8%**	**-0.2%**	**2,584**	**2,456**	**5.2%**
Total/Weighted Avg.	**52,291**	**100.0%**	**96.7%**	**96.7%**	**0.0%**	**$ 2,542**	**$ 2,422**	**5.0%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(B)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2023
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 23	3Q 22	Change	3Q 23	3Q 22	Change	3Q 23	3Q 22	Change
West Region										
Orange County, CA	4,305	$ 38,321	$ 35,990	6.5%	$ 8,675	$ 8,274	4.8%	$ 29,646	$ 27,716	7.0%
San Francisco, CA	2,780	28,554	27,506	3.8%	8,469	7,881	7.5%	20,085	19,625	2.3%
Seattle, WA	2,702	22,266	22,446	-0.8%	6,081	6,111	-0.5%	16,185	16,335	-0.9%
Monterey Peninsula, CA	1,567	10,534	9,881	6.6%	2,349	2,255	4.2%	8,185	7,626	7.3%
Los Angeles, CA	1,225	11,135	10,831	2.8%	3,012	2,867	5.1%	8,123	7,964	2.0%
	12,579	110,810	106,654	3.9%	28,586	27,388	4.4%	82,224	79,266	3.7%
Mid-Atlantic Region										
Metropolitan DC	9,033	62,152	59,320	4.8%	19,863	18,963	4.7%	42,289	40,357	4.8%
Baltimore, MD	2,221	12,265	11,671	5.1%	4,278	4,026	6.3%	7,987	7,645	4.5%
Richmond, VA	1,359	7,481	7,157	4.5%	1,836	1,842	-0.3%	5,645	5,315	6.2%
	12,613	81,898	78,148	4.8%	25,977	24,831	4.6%	55,921	53,317	4.9%
Northeast Region										
Boston, MA	4,667	42,371	40,441	4.8%	12,279	11,981	2.5%	30,092	28,460	5.7%
New York, NY	2,318	32,442	29,545	9.8%	14,038	13,054	7.5%	18,404	16,491	11.6%
	6,985	74,813	69,986	6.9%	26,317	25,035	5.1%	48,496	44,951	7.9%
Southeast Region										
Tampa, FL	3,877	23,975	22,849	4.9%	8,061	7,990	0.9%	15,914	14,859	7.1%
Orlando, FL	3,493	19,540	18,145	7.7%	6,244	5,712	9.3%	13,296	12,433	7.0%
Nashville, TN	2,260	11,651	11,072	5.2%	3,187	3,260	-2.2%	8,464	7,812	8.3%
	9,630	55,166	52,066	6.0%	17,492	16,962	3.1%	37,674	35,104	7.3%
Southwest Region										
Dallas, TX	5,813	30,284	29,242	3.6%	10,777	11,021	-2.2%	19,507	18,221	7.1%
Austin, TX	1,272	7,122	7,001	1.7%	2,637	3,182	-17.1%	4,485	3,819	17.4%
	7,085	37,406	36,243	3.2%	13,414	14,203	-5.6%	23,992	22,040	8.9%
Other Markets	3,399	25,458	24,249	5.0%	7,624	7,060	8.0%	17,834	17,189	3.8%
Total [2]	52,291	$ 385,551	$ 367,346	5.0%	$ 119,410	$ 115,479	3.4%	$ 266,141	$ 251,867	5.7%

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased year-over-year by 5.3% and 6.1%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(C)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2023
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		3Q 23	2Q 23	Change	3Q 23	2Q 23	Change
West Region							
Orange County, CA	4,305	**96.8%**	96.3%	0.5%	$ **3,065**	$ 2,998	2.2%
San Francisco, CA	2,780	**96.3%**	96.4%	-0.1%	**3,557**	3,470	2.5%
Seattle, WA	2,702	**97.3%**	97.1%	0.2%	**2,823**	2,823	0.0%
Monterey Peninsula, CA	1,567	**96.4%**	95.7%	0.7%	**2,324**	2,235	4.0%
Los Angeles, CA	1,225	**95.9%**	96.3%	-0.4%	**3,159**	3,072	2.8%
	12,579	**96.7%**	**96.4%**	**0.3%**	**3,038**	**2,977**	**2.0%**
Mid-Atlantic Region							
Metropolitan DC	9,033	**97.2%**	97.2%	0.0%	**2,360**	2,309	2.2%
Baltimore, MD	2,221	**95.6%**	95.6%	0.0%	**1,925**	1,884	2.2%
Richmond, VA	1,359	**97.0%**	96.7%	0.3%	**1,892**	1,809	4.6%
	12,613	**96.9%**	**96.9%**	**0.0%**	**2,234**	**2,181**	**2.4%**
Northeast Region							
Boston, MA	4,667	**96.3%**	96.7%	-0.4%	**3,143**	3,077	2.1%
New York, NY	2,318	**97.6%**	98.0%	-0.4%	**4,780**	4,582	4.3%
	6,985	**96.7%**	**97.1%**	**-0.4%**	**3,691**	**3,581**	**3.1%**
Southeast Region							
Tampa, FL	3,877	**96.6%**	96.6%	0.0%	**2,134**	2,127	0.3%
Orlando, FL	3,493	**96.0%**	96.3%	-0.3%	**1,942**	1,924	0.9%
Nashville, TN	2,260	**96.5%**	95.8%	0.7%	**1,781**	1,765	0.9%
	9,630	**96.4%**	**96.3%**	**0.1%**	**1,982**	**1,969**	**0.6%**
Southwest Region							
Dallas, TX	5,813	**96.9%**	96.3%	0.6%	**1,792**	1,780	0.7%
Austin, TX	1,272	**96.1%**	96.1%	0.0%	**1,942**	1,932	0.5%
	7,085	**96.8%**	**96.3%**	**0.5%**	**1,819**	**1,807**	**0.6%**
Other Markets	**3,399**	**96.6%**	**96.6%**	**0.0%**	**2,584**	**2,551**	**1.3%**
Total/Weighted Avg.	**52,291**	**96.7%**	**96.6%**	**0.1%**	$ **2,542**	$ **2,495**	**1.9%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(D)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2023
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 23	2Q 23	Change	3Q 23	2Q 23	Change	3Q 23	2Q 23	Change
West Region										
Orange County, CA	4,305	$ 38,321	$ 37,201	3.0%	$ 8,675	$ 8,292	4.6%	$ 29,646	$ 28,909	2.6%
San Francisco, CA	2,780	28,554	27,889	2.4%	8,469	8,268	2.4%	20,085	19,621	2.4%
Seattle, WA	2,702	22,266	22,208	0.3%	6,081	5,876	3.5%	16,185	16,332	-0.9%
Monterey Peninsula, CA	1,567	10,534	10,057	4.7%	2,349	2,327	0.9%	8,185	7,730	5.9%
Los Angeles, CA	1,225	11,135	10,871	2.4%	3,012	3,012	0.0%	8,123	7,859	3.3%
	12,579	**110,810**	**108,226**	**2.4%**	**28,586**	**27,775**	**2.9%**	**82,224**	**80,451**	**2.2%**
Mid-Atlantic Region										
Metropolitan DC	9,033	62,152	60,821	2.2%	19,863	19,251	3.2%	42,289	41,570	1.7%
Baltimore, MD	2,221	12,265	11,999	2.2%	4,278	4,034	6.1%	7,987	7,965	0.3%
Richmond, VA	1,359	7,481	7,130	4.9%	1,836	1,888	-2.8%	5,645	5,242	7.7%
	12,613	**81,898**	**79,950**	**2.4%**	**25,977**	**25,173**	**3.2%**	**55,921**	**54,777**	**2.1%**
Northeast Region										
Boston, MA	4,667	42,371	41,664	1.7%	12,279	11,614	5.7%	30,092	30,050	0.1%
New York, NY	2,318	32,442	31,224	3.9%	14,038	12,910	8.7%	18,404	18,314	0.5%
	6,985	**74,813**	**72,888**	**2.6%**	**26,317**	**24,524**	**7.3%**	**48,496**	**48,364**	**0.3%**
Southeast Region										
Tampa, FL	3,877	23,975	23,899	0.3%	8,061	8,113	-0.6%	15,914	15,786	0.8%
Orlando, FL	3,493	19,540	19,412	0.7%	6,244	5,923	5.4%	13,296	13,489	-1.4%
Nashville, TN	2,260	11,651	11,466	1.6%	3,187	3,157	1.0%	8,464	8,309	1.9%
	9,630	**55,166**	**54,777**	**0.7%**	**17,492**	**17,193**	**1.7%**	**37,674**	**37,584**	**0.2%**
Southwest Region										
Dallas, TX	5,813	30,284	29,897	1.3%	10,777	10,734	0.4%	19,507	19,163	1.8%
Austin, TX	1,272	7,122	7,084	0.5%	2,637	2,642	-0.2%	4,485	4,442	1.0%
	7,085	**37,406**	**36,981**	**1.1%**	**13,414**	**13,376**	**0.3%**	**23,992**	**23,605**	**1.6%**
Other Markets	**3,399**	**25,458**	**25,128**	**1.3%**	**7,624**	**6,866**	**11.0%**	**17,834**	**18,262**	**-2.3%**
Total [2]	**52,291**	**$ 385,551**	**$ 377,950**	**2.0%**	**$ 119,410**	**$ 114,907**	**3.9%**	**$ 266,141**	**$ 263,043**	**1.2%**

(1) See Attachment 15 for definitions and other terms.
(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased quarter-over-quarter by 2.3% and 1.6%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(E)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2023
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2023 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 23	YTD 22	Change	YTD 23	YTD 22	Change
West Region								
Orange County, CA	4,305	11.2%	96.3%	96.2%	0.1%	$ 3,005	$ 2,833	6.1%
San Francisco, CA	2,780	7.6%	96.5%	96.6%	-0.1%	3,493	3,310	5.5%
Seattle, WA	2,702	6.3%	97.1%	97.3%	-0.2%	2,815	2,732	3.0%
Monterey Peninsula, CA	1,567	3.0%	95.8%	96.5%	-0.7%	2,266	2,164	4.7%
Los Angeles, CA	1,225	3.1%	96.3%	96.6%	-0.3%	3,147	3,022	4.1%
	12,579	**31.2%**	**96.5%**	**96.6%**	**-0.1%**	**2,993**	**2,852**	**5.0%**
Mid-Atlantic Region								
Metropolitan DC	9,033	16.1%	97.1%	97.1%	0.0%	2,314	2,191	5.6%
Baltimore, MD	2,221	3.1%	95.5%	96.3%	-0.8%	1,897	1,791	5.9%
Richmond, VA	1,359	2.0%	96.8%	97.5%	-0.7%	1,821	1,687	7.9%
	12,613	**21.2%**	**96.8%**	**97.0%**	**-0.2%**	**2,188**	**2,066**	**5.9%**
Northeast Region								
Boston, MA	4,234	10.4%	96.6%	96.8%	-0.2%	3,127	2,927	6.8%
New York, NY	2,318	7.0%	97.8%	98.1%	-0.3%	4,627	4,158	11.3%
	6,552	**17.4%**	**97.0%**	**97.3%**	**-0.3%**	**3,662**	**3,366**	**8.8%**
Southeast Region								
Tampa, FL	3,877	6.0%	96.5%	96.9%	-0.4%	2,119	1,935	9.5%
Orlando, FL	3,493	5.1%	96.1%	96.5%	-0.4%	1,916	1,725	11.1%
Nashville, TN	2,260	3.2%	96.0%	97.5%	-1.5%	1,763	1,599	10.3%
	9,630	**14.3%**	**96.2%**	**96.9%**	**-0.7%**	**1,962**	**1,780**	**10.2%**
Southwest Region								
Dallas, TX	5,813	7.3%	96.6%	96.8%	-0.2%	1,778	1,657	7.3%
Austin, TX	1,272	1.7%	96.4%	97.7%	-1.3%	1,929	1,794	7.5%
	7,085	**9.0%**	**96.6%**	**97.1%**	**-0.5%**	**1,805**	**1,680**	**7.5%**
Other Markets	**3,399**	**6.9%**	**96.7%**	**96.9%**	**-0.2%**	**2,542**	**2,394**	**6.2%**
Total/Weighted Avg.	**51,858**	**100.0%**	**96.6%**	**96.9%**	**-0.3%**	**$ 2,499**	**$ 2,336**	**7.0%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(F)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2023
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		YTD 23	YTD 22	Change	YTD 23	YTD 22	Change	YTD 23	YTD 22	Change
West Region										
Orange County, CA	4,305	$ 112,079	$ 105,609	6.1%	$ 24,957	$ 22,981	8.6%	$ 87,122	$ 82,628	5.4%
San Francisco, CA	2,780	84,326	79,552	6.0%	24,545	22,888	7.2%	59,781	56,664	5.5%
Seattle, WA	2,702	66,461	64,648	2.8%	17,377	17,658	-1.6%	49,084	46,990	4.5%
Monterey Peninsula, CA	1,567	30,613	29,449	4.0%	6,931	6,506	6.5%	23,682	22,943	3.2%
Los Angeles, CA	1,225	33,394	32,181	3.8%	8,968	8,535	5.1%	24,426	23,646	3.3%
	12,579	326,873	311,439	5.0%	82,778	78,568	5.4%	244,095	232,871	4.8%
Mid-Atlantic Region										
Metropolitan DC	9,033	182,677	172,990	5.6%	57,295	54,794	4.6%	125,382	118,196	6.1%
Baltimore, MD	2,221	36,210	34,473	5.0%	12,050	11,433	5.4%	24,160	23,040	4.9%
Richmond, VA	1,359	21,561	20,114	7.2%	5,551	5,064	9.6%	16,010	15,050	6.4%
	12,613	240,448	227,577	5.7%	74,896	71,291	5.1%	165,552	156,286	5.9%
Northeast Region										
Boston, MA	4,234	115,099	107,985	6.6%	32,557	31,409	3.7%	82,542	76,576	7.8%
New York, NY	2,318	94,402	85,097	10.9%	39,899	37,094	7.6%	54,503	48,003	13.5%
	6,552	209,501	193,082	8.5%	72,456	68,503	5.8%	137,045	124,579	10.0%
Southeast Region										
Tampa, FL	3,877	71,344	65,421	9.1%	24,335	22,526	8.0%	47,009	42,895	9.6%
Orlando, FL	3,493	57,890	52,324	10.6%	17,924	16,381	9.4%	39,966	35,943	11.2%
Nashville, TN	2,260	34,418	31,707	8.6%	9,386	9,476	-0.9%	25,032	22,231	12.6%
	9,630	163,652	149,452	9.5%	51,645	48,383	6.7%	112,007	101,069	10.8%
Southwest Region										
Dallas, TX	5,813	89,877	83,893	7.1%	32,711	31,397	4.2%	57,166	52,496	8.9%
Austin, TX	1,272	21,292	20,070	6.1%	7,944	8,114	-2.1%	13,348	11,956	11.6%
	7,085	111,169	103,963	6.9%	40,655	39,511	2.9%	70,514	64,452	9.4%
Other Markets	3,399	75,191	70,973	5.9%	21,065	20,118	4.7%	54,126	50,855	6.4%
Total [2]	51,858	$ 1,126,834	$ 1,056,486	6.7%	$ 343,495	$ 326,374	5.2%	$ 783,339	$ 730,112	7.3%

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased year-over-year by 7.4% and 8.4%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(G)

Same-Store Operating Information By Major Market
September 30, 2023
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	3Q 2023	3Q 2023	3Q 2023	3Q 2023	3Q 2022	YTD 2023	YTD 2022
West Region							
Orange County, CA	2.9%	0.4%	5.0%	54.0%	53.7%	47.0%	43.2%
San Francisco, CA	0.1%	-2.6%	3.2%	52.1%	49.0%	46.0%	39.8%
Seattle, WA	-0.3%	-3.1%	3.0%	49.2%	60.6%	49.2%	52.3%
Monterey Peninsula, CA	5.0%	5.0%	4.9%	37.7%	36.5%	35.7%	30.5%
Los Angeles, CA	2.2%	-0.5%	4.5%	54.1%	38.9%	40.4%	33.2%
	1.7%	**-0.9%**	**4.2%**	**51.1%**	**51.8%**	**45.6%**	**43.0%**
Mid-Atlantic Region							
Metropolitan DC	2.2%	-1.6%	5.2%	53.5%	57.4%	42.6%	44.0%
Baltimore, MD	0.9%	-2.4%	4.6%	63.8%	71.3%	58.3%	58.6%
Richmond, VA	1.1%	-2.9%	4.8%	55.5%	62.2%	50.0%	50.1%
	1.9%	**-1.8%**	**5.1%**	**55.8%**	**60.8%**	**47.0%**	**47.9%**
Northeast Region							
Boston, MA	3.5%	2.1%	5.0%	57.2%	59.8%	46.4%	47.3%
New York, NY	4.0%	2.8%	4.9%	61.6%	66.1%	44.6%	45.5%
	3.7%	**2.4%**	**5.0%**	**58.7%**	**62.0%**	**45.8%**	**46.6%**
Southeast Region							
Tampa, FL	0.3%	-3.5%	4.4%	61.3%	61.3%	57.1%	57.5%
Orlando, FL	-0.3%	-4.0%	4.2%	60.9%	63.5%	55.0%	52.0%
Nashville, TN	-0.2%	-4.6%	4.4%	59.3%	59.5%	52.9%	52.0%
	0.0%	**-3.9%**	**4.3%**	**60.7%**	**61.7%**	**55.4%**	**54.4%**
Southwest Region							
Dallas, TX	-0.3%	-4.4%	4.2%	60.1%	63.4%	53.6%	53.4%
Austin, TX	-1.2%	-6.3%	5.1%	58.3%	63.6%	50.7%	53.3%
	-0.5%	**-4.8%**	**4.3%**	**59.8%**	**63.4%**	**53.1%**	**53.3%**
Other Markets	**0.5%**	**-4.2%**	**5.3%**	**58.2%**	**62.3%**	**46.8%**	**50.1%**
Total/Weighted Avg.	**1.6%**	**-1.5%**	**4.7%**	**56.4%**	**59.0%**	**48.6%**	**48.2%**

Allocation of Total Homes Repriced during the Quarter		**49.1%**	**50.9%**

(1) See Attachment 15 for definitions and other terms.



Attachment 9

Development and Land Summary
September 30, 2023
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
Villas at Fiori	Addison, TX	85	-	$ 43,306	$ 53,500	$ 629	1Q22	4Q23	2Q24	2.4%	-
Meridian	Tampa, FL	330	-	95,837	134,000	406	1Q22	2Q24	2Q24	2.1%	-
Total Under Construction		**415**	**-**	**$ 139,143**	**$ 187,500**	**$ 452**					
Completed Projects, Non-Stabilized											
5421 at Dublin Station	Dublin, CA	220	220	$ 126,816	$ 126,900	$ 577	4Q19	3Q22	4Q22	97.7%	96.4%
The MO	Washington, DC	300	300	140,715	145,000	483	3Q20	4Q22	1Q23	86.7%	81.3%
Total Completed, Non-Stabilized		**520**	**520**	**$ 267,531**	**$ 271,900**	**$ 523**					
Total - Wholly Owned		**935**	**520**	**$ 406,674**	**$ 459,400**	**$ 491**					

NOI From Wholly-Owned Projects	3Q 23
Projects Under Construction	$ (82)
Completed, Non-Stabilized	1,309
Total	**$ 1,227**

Land Summary

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 36,308
Alameda Point Block 11	Alameda, CA	100%	31,623
Newport Village II	Alexandria, VA	100%	18,890
2727 Turtle Creek (includes 3 phases)	Dallas, TX	100%	97,760
488 Riverwalk	Fort Lauderdale, FL	100%	21,955
3001 Iowa Avenue	Riverside, CA	100%	19,681
Total			**$ 226,217**

(1) See Attachment 15 for definitions and other terms.



Attachment 10

Redevelopment Summary
September 30, 2023
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects in Redevelopment with Stabilized Operations											
Lakeline Villas [3]	Cedar Park, TX	309	288	104	$ 6,084	$ 10,500	$ 36	3Q22	1Q25	98.4%	96.8%
Red Stone Ranch [3]	Cedar Park, TX	324	324	117	5,673	12,000	37	3Q22	2Q25	98.1%	96.0%
Towson Promenade [3]	Towson, MD	379	379	71	4,150	17,000	45	3Q22	1Q26	97.6%	96.8%
20 Lambourne [3]	Towson, MD	264	264	97	4,422	9,000	34	3Q22	2Q25	96.6%	95.8%
Lenox Farms [3]	Braintree, MA	338	338	56	5,793	15,500	46	3Q22	3Q24	98.5%	96.7%
Jefferson at Marina del Rey [4]	Marina del Rey, CA	298	-	-	4,421	7,000	-	1Q23	4Q23	96.6%	96.0%
Carrington Hills [3]	Franklin, TN	360	360	11	2,836	18,000	50	2Q23	2Q25	97.5%	96.9%
Preserve at Brentwood [3]	Nashville, TN	360	360	16	1,874	16,000	44	2Q23	2Q25	96.9%	95.8%
Total		**2,632**	**2,313**	**472**	**$ 35,253**	**$ 105,000**	**$ 42**			**97.5%**	**96.4%**

(1) See Attachment 15 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the Projects.
(3) Projects consist of unit renovations and renovation of related common area amenities. These communities remain in Same-Store.
(4) Project consists of renovation of common area amenities. This community remains in Same-Store.



Attachment 11(A)

Unconsolidated Summary
September 30, 2023
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 3Q 23	Total Rev. per Occ. Home 3Q 23	Net Operating Income UDR's Share 3Q 23	Net Operating Income UDR's Share YTD 23 [2]	Total YTD 23 [2]
UDR / MetLife	50%	13	2,837	96.0%	$ 4,193	$ 10,852	$ 32,968	$ 65,568
UDR / LaSalle	51%	4	1,328	97.2%	2,587	3,777	3,861	7,570
Total		**17**	**4,165**	**96.4%**	**$ 3,671**	**$ 14,629**	**$ 36,829**	**$ 73,138**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,724,812	$ 855,770	$ 239,951	3.79%	2024-2031
UDR / LaSalle	496,583	-	255,181	N/A	N/A
Total	**$ 2,221,395**	**$ 855,770**	**$ 495,132**		

Joint Venture Same-Store Growth [4]	Communities	3Q 23 vs. 3Q 22 Growth Revenue	3Q 23 vs. 3Q 22 Growth Expense	3Q 23 vs. 3Q 22 Growth NOI	3Q 23 vs. 2Q 23 Growth Revenue	3Q 23 vs. 2Q 23 Growth Expense	3Q 23 vs. 2Q 23 Growth NOI
Combined JV Portfolio	17	5.0%	3.5%	5.9%	2.8%	8.4%	-0.1%

Joint Venture Same-Store Growth [4]	Communities	YTD 23 vs. YTD 22 Growth Revenue	YTD 23 vs. YTD 22 Growth Expense	YTD 23 vs. YTD 22 Growth NOI
Combined JV Portfolio	17	8.4%	5.2%	10.1%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	UDR Investment [6] Funded	UDR Investment [6] Balance	Income/(Loss) from Investments 3Q 23 [7]
RETV Funds	$ 51,000	$ 29,760	$ 26,005	$ 554
RET Strategic Fund	25,000	10,625	11,040	(87)
RET ESG Fund	10,000	3,000	2,719	(52)
Climate Technology Funds	10,000	7,546	7,301	(34)
Total	**$ 96,000**	**$ 50,931**	**$ 47,065**	**$ 381**

(1) See Attachment 15 for definitions and other terms.
(2) Represents NOI at 100% for the period ended September 30, 2023.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investments in real estate technology and climate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is deducted/added back to FFOA.



Attachment 11(B)

Developer Capital Program
September 30, 2023
(Dollars in Thousands)
(Unaudited) (1)

Developer Capital Program (2)

Community	Location	# of Homes	UDR Investment Commitment (3)	Balance (3)	Return Rate	Years to Maturity (4)	Upside Participation
Preferred Equity							
Junction	Santa Monica, CA	66	$ 12,858	$ 18,295	12.5%	0.1	-
Modera Lake Merritt	Oakland, CA	173	44,424	49,896	9.0%	0.7	Variable
Infield Phase I	Kissimmee, FL	384	16,044	19,770	14.0%	1.2	-
Thousand Oaks	Thousand Oaks, CA	142	20,059	26,623	9.0%	1.3	Variable
Vernon Boulevard	Queens, NY	534	40,000	60,449	13.0%	1.7	Variable
121 at Watters	Allen, TX	469	19,843	24,069	9.0%	1.9	Variable
Makers Rise	Herndon, VA	356	30,208	36,417	9.0%	2.2	Variable
Meetinghouse	Portland, OR	232	11,600	12,514	8.25%	3.4	-
Heirloom	Portland, OR	286	16,185	17,237	8.25%	3.7	-
Upton Place	Washington, DC	689	52,163	61,090	9.7%	4.1	-
Portfolio Recapitalization (5)	Various	2,460	102,000	102,671	8.0%	5.7	-
Total - Preferred Equity		**5,791**	**$ 365,384**	**$ 429,031**	**9.5%**	**3.1**	
Loans							
1300 Fairmount	Philadelphia, PA	478	$ 71,393	$ 95,734	10.5%	1.0	-
Menifee	Menifee, CA	237	24,447	24,276	11.0%	3.2	-
Riverside	Riverside, CA	482	59,676	51,309	11.0%	3.2	-
Total - Loans		**1,197**	**$ 155,516**	**$ 171,319**	**10.8%**	**2.2**	
Total - Developer Capital Program		**6,988**	**$ 520,900**	**$ 600,350**	**9.9%**	**2.9**	

	3Q 23
Income/(loss) from investments	$ 12,040

(1) See Attachment 15 for definitions and other terms.

(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.

(4) As of September 30, 2023, our preferred equity investment and loan portfolio had a weighted average term to maturity of 2.9 years, excluding extension options. In many cases, the maturity dates of our investments can be extended by up to three years, typically through multiple one year extensions, subject to certain conditions being satisfied. In addition, the maturity dates of our investments may differ from the maturity dates of the senior loans held by the ventures.

(5) A joint venture with 14 stabilized communities located in various markets.



Attachment 12

Acquisitions, Dispositions and Developer Capital Program Investments Summary
September 30, 2023
(Dollars in Thousands)
(Unaudited) [1]

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Aug-23	Texas Portfolio Acquisition	Various	0%	100%	$ 402,247	$ 209,370	1,753	$ 229
					$ 402,247	$ 209,370	1,753	$ 229

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Jun-23	UDR / LaSalle Joint Venture [3]	Various	100%	51%	$ 507,161	$ -	1,328	$ 382
					$ 507,161	$ -	1,328	$ 382

(1) See Attachment 15 for definitions and other terms.

(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness.

(3) UDR recorded a gain on sale of approximately $325.9 million during the nine months ended September 30, 2023, which is included in gain/(loss) on sale of real estate owned.



Attachment 13

Capital Expenditure and Repair and Maintenance Summary
September 30, 2023
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended September 30, 2023	Cost per Home	Capex as a % of NOI	Nine Months Ended September 30, 2023	Cost per Home	Capex as a % of NOI
Average number of homes [3]		54,489			54,394		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 11,313	$ 208		$ 27,298	$ 502	
Building exteriors	5 - 20	7,012	129		12,370	227	
Landscaping and grounds	10	1,763	32		4,352	80	
Total asset preservation		20,088	369		44,020	809	
Turnover related	5	5,355	98		13,186	242	
Total Recurring Cap Ex		25,443	467	9%	57,206	1,052	7%
NOI Enhancing Cap Ex	5 - 20	24,574	451		62,071	1,141	
Total Recurring and NOI Enhancing Cap Ex		$ 50,017	$ 918		$ 119,277	$ 2,193	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended September 30, 2023	Cost per Home	Nine Months Ended September 30, 2023	Cost per Home
Average number of homes [3]	54,489		54,394	
Contract services	$ 10,817	$ 199	$ 31,421	$ 578
Turnover related expenses	7,588	139	20,842	383
Other Repair and Maintenance				
Building interiors	5,185	95	13,978	257
Building exteriors	1,611	30	4,314	79
Landscaping and grounds	264	5	1,484	27
Total Repair and Maintenance	$ 25,465	$ 467	$ 72,039	$ 1,324

(1) See Attachment 15 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 14

4Q 2023 and Full-Year 2023 Guidance
September 30, 2023
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	4Q 2023	Full-Year 2023 Guidance		Change from Prior Midpoint
		Full-Year 2023	Prior Guidance	
Income/(loss) per weighted average common share, diluted	$0.08 to $0.10	$1.32 to $1.34	$1.35 to $1.39	($0.04)
FFO per common share and unit, diluted	$0.62 to $0.64	$2.45 to $2.47	$2.48 to $2.52	($0.04)
FFO as Adjusted per common share and unit, diluted	$0.62 to $0.64	$2.46 to $2.48	$2.47 to $2.51	($0.02)
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.56 to $0.58	$2.23 to $2.25	$2.24 to $2.28	($0.02)
Annualized dividend per share and unit		$1.68	$1.68	-

Same-Store Guidance	Full-Year 2023	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline) (Cash basis)	5.40% to 5.90%	6.00% to 7.00%	(0.85%)
Revenue growth / (decline) (Straight-line basis)	5.75% to 6.25%	6.25% to 7.25%	(0.75%)
Expense growth	4.50% to 5.00%	4.00% to 5.50%	-
NOI growth / (decline) (Cash basis)	6.00% to 6.50%	6.50% to 8.00%	(1.00%)
NOI growth / (decline) (Straight-line basis)	6.50% to 7.00%	6.75% to 8.25%	(0.75%)

Sources of Funds ($ in millions)	Full-Year 2023	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$194 to $204	$197 to $213	($6)
Debt Issuances/Assumptions and LOC Draw/(Paydown)	$175 to $220	$100 to $200	$47.5
Dispositions and Developer Capital Program maturities	$245	$245	-
Common Share (forward settlement) and OP Unit Issuance	$173	$173	-

Uses of Funds ($ in millions)	Full-Year 2023	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [2]	$5	$5	-
Development spending and land acquisitions	$130 to $150	$100 to $150	$15
Redevelopment and other non-recurring	$75 to $95	$75 to $125	($15)
Developer Capital Program funding	$75 to $80	$70 to $80	$2.5
Acquisitions	$402	$402	-
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$75 to $85	$75 to $85	-
Common Share Buybacks	$25	N/A	$25

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2023	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$180 to $182	$178 to $184	-
Consolidated capitalized interest	$9 to $11	$9 to $13	($1)
General and administrative	$64 to $66	$64 to $70	($2)
Recurring capital expenditures per home	$1,425	$1,425	-

(1) See Attachment 15 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.



Attachment 15(A)

Definitions and Reconciliations
September 30, 2023
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 15(B)

Definitions and Reconciliations
September 30, 2023
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2023	YTD 2023
Income/(loss) from unconsolidated entities	$ 5,508	$ 24,912
Management fee	744	1,969
Interest expense	4,178	12,327
Depreciation	12,606	27,671
General and administrative	236	357
Developer Capital Program (excludes loans)	(8,193)	(29,996)
Other (income)/expense	(35)	123
Realized (gain)/loss on real estate technology investments, net of tax	466	1,186
Unrealized (gain)/loss on real estate technology investments, net of tax	(881)	(1,720)
Total Joint Venture NOI at UDR's Ownership Interest	$ 14,629	$ 36,829

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2023	2Q 2023	1Q 2023	4Q 2022	3Q 2022
Net income/(loss) attributable to UDR, Inc.	$ 32,858	$ 347,545	$ 30,964	$ 44,530	$ 23,605
Property management	13,271	13,101	12,945	12,949	12,675
Other operating expenses	4,611	4,259	3,032	4,008	3,746
Real estate depreciation and amortization	167,551	168,925	169,300	167,241	166,781
Interest expense	44,664	45,113	43,742	43,247	39,905
Casualty-related charges/(recoveries), net	(1,928)	1,134	4,156	8,523	901
General and administrative	15,159	16,452	17,480	16,811	15,840
Tax provision/(benefit), net	428	1,351	234	(683)	377
(Income)/loss from unconsolidated entities	(5,508)	(9,697)	(9,707)	(761)	(10,003)
Interest income and other (income)/expense, net	3,069	(10,447)	(1,010)	(1)	7,495
Joint venture management and other fees	(1,772)	(1,450)	(1,242)	(1,244)	(1,274)
Other depreciation and amortization	3,692	3,681	3,649	4,823	3,430
(Gain)/loss on sale of real estate owned	-	(325,884)	(1)	(25,494)	-
Net income/(loss) attributable to noncontrolling interests	2,561	22,638	1,961	2,937	1,540
Total consolidated NOI	$ 278,656	$ 276,721	$ 275,503	$ 276,886	$ 265,018



Attachment 15(C)

Definitions and Reconciliations
September 30, 2023
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	3Q 23	3Q 22	3Q 23	2Q 23	YTD 23	YTD 22
Revenue (Cash basis)	$ 385,551	$ 367,346	$ 385,551	$ 377,950	$ 1,126,834	$ 1,056,486
Concessions granted/(amortized), net	776	(351)	776	(209)	609	(7,207)
Revenue (Straight-line basis)	$ 386,327	$ 366,995	$ 386,327	$ 377,741	$ 1,127,443	$ 1,049,279
% change - Same-Store Revenue with Concessions on a Cash basis:	5.0%		2.0%		6.7%	
% change - Same-Store Revenue with Concessions on a Straight-line basis:	5.3%		2.3%		7.4%	
% change - Same-Store NOI with Concessions on a Cash basis:	5.7%		1.2%		7.3%	
% change - Same-Store NOI with Concessions on a Straight-line basis:	6.1%		1.6%		8.4%	

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 15(D)

Definitions and Reconciliations
September 30, 2023
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2023 and fourth quarter of 2023 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

| | Full-Year 2023 | |
	Low	High
Forecasted net income per diluted share	$ 1.32	$ 1.34
Conversion from GAAP share count	(0.02)	(0.02)
Net gain on the sale of depreciable real estate owned	(0.93)	(0.93)
Depreciation	2.00	2.00
Noncontrolling interests	0.07	0.07
Preferred dividends	0.01	0.01
Forecasted FFO per diluted share and unit	**$ 2.45**	**$ 2.47**
Legal and other costs	-	-
Casualty-related charges/(recoveries)	0.01	0.01
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	**$ 2.46**	**$ 2.48**
Recurring capital expenditures	(0.23)	(0.23)
Forecasted AFFO per diluted share and unit	**$ 2.23**	**$ 2.25**

| | 4Q 2023 | |
	Low	High
Forecasted net income per diluted share	$ 0.08	$ 0.10
Conversion from GAAP share count	(0.01)	(0.01)
Depreciation	0.55	0.55
Noncontrolling interests	-	-
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	**$ 0.62**	**$ 0.64**
Legal and other costs	-	-
Casualty-related charges/(recoveries)	-	-
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	**$ 0.62**	**$ 0.64**
Recurring capital expenditures	(0.06)	(0.06)
Forecasted AFFO per diluted share and unit	**$ 0.56**	**$ 0.58**